As filed with the U.S. Securities and Exchange Commission on June 21, 2023

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

___________________

NIPPON DENSHIN DENWA KABUSHIKI KAISHA

(Exact name of issuer of deposited securities as specified in its charter)

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of issuer's name into English)

Japan

(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.

(Exact name of depositary as specified in its charter)

383 Madison Avenue, Floor 11

New York, New York 10179

Telephone (800) 990-1135

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

____________________

CT Corporation System

111 Eighth Avenue, 13th Floor

New York, New York 10011

(212) 894-8440

(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, Suite 2405 New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466

☒	immediately upon filing
☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing a specified number of shares of common stock of Nippon Telegraph and Telephone Corporation	200,000,000 American Depositary Shares	$0.05	$10,000,000	$1102
(1)	Each unit represents one American Depositary Share.

(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

Pursuant to Rule 429, the Prospectus contained herein also relates to the American Depositary Shares registered under Form F-6 Registration Statement No. 333-132794. This Registration Statement constitutes Post-Effective Amendment No. 5 to Registration Statement No. 333-132794.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit A to the form of Second Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph and bottom of face of American Depositary Receipt

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (12)

	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)

	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)

	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)

	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)

	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of ADRs	Paragraph (3)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)

	(x)	Limitation upon the liability of the Depositary	Paragraphs (14) and (19)

(3)	Fees and Charges		Paragraph (7)

Item 2. AVAILABLE INFORMATION

Item Number and Caption		Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(a)	Statement that Nippon Telegraph and Telephone Corporation publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934 on its Internet Web site (http://www.ntt.co.jp/index_e.html) or through an electronic information delivery system generally available to the public in its primary trading market.	Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)	Form of Deposit Agreement. Form of Second Amended and Restated Deposit Agreement dated as of _______, 2023 among Nippon Telegraph and Telephone Corporation (the "Company"), JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of ADRs issued thereunder (the "Deposit Agreement"), including the form of American Depositary Receipt attached as Exhibit A thereto. Filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Power of Attorney. Not applicable.

Item 4. UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on June 21, 2023.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Gregory A. Levendis
Name:	Gregory A. Levendis
Title:	Executive Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Nippon Telegraph and Telephone Corporation certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Tokyo, Japan on June 21, 2023.

Nippon Telegraph and Telephone Corporation

By:	/s/ Kazuhiko Nakayama
Name:	Kazuhiko Nakayama
Title:	Senior Vice President, Head of the Finance and Accounting Department (principal accounting officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the capacities on June 21, 2023:

Signature	Title

/s/ Jun Sawada Jun Sawada	Representative Member of the Board, Chairman

/s/ Akira Shimada Akira Shimada	Representative Member of the Board, President, Chief Executive Officer (principal executive officer)

/s/ Takashi Hiroi Takashi Hiroi	Representative Member of the Board, Senior Executive Vice President (principal financial officer)

/s/ Katsuhiko Kawazoe Katsuhiko Kawazoe	Representative Member of the Board, Senior Executive Vice President

/s/ Akiko Kudo Akiko Kudo	Member of the Board, Senior Vice President

/s/ Ken Sakamura Ken Sakamura	Member of the Board

Signature	Title

/s/ Yukako Uchinaga Yukako Uchinaga	Member of the Board

/s/ Ryoji Chubachi Ryoji Chubachi	Member of the Board

/s/ Koichiro Watanabe Koichiro Watanabe	Member of the Board

/s/ Noriko Endo Noriko Endo	Member of the Board

/s/ Kazuhiko Nakayama Kazuhiko Nakayama	Senior Vice President, Head of Finance and Accounting

/s/ Daizo Kosa Daizo Kosa	Authorized Representative in the United States

INDEX TO EXHIBITS

Exhibit Number

(a)	Form of Amended and Restated Deposit Agreement

(d)	Opinion of Counsel to the Depositary

(e)	Rule 466 Certification